SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. ________)*


                               Lakes Gaming, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    51206P109
                             ----------------------
                                 (CUSIP Number)


                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            Rule 13d-1(b)
                [X]         Rule 13d-1(c)
                            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 51206P109                    13G                  Page 2 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Waveland Partners, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                            545,900 shares of Common Stock
          NUMBER OF        -----------------------------------------------------
            SHARES                6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     -0- shares of Common Stock
             EACH          -----------------------------------------------------
          REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                             545,900 shares of Common Stock
                           -----------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                             -0- shares of Common Stock
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                545,900 shares of Common Stock
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.13% of the Common Stock

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 51206P109                    13G                  Page 3 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Waveland Capital Management L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                            552,900 shares of Common Stock
          NUMBER OF        -----------------------------------------------------
            SHARES                6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     -0- shares of Common Stock
             EACH          -----------------------------------------------------
          REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                             552,900 shares of Common Stock
                           -----------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                             -0- shares of Common Stock
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                552,900 shares of Common Stock
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.20% of the Common Stock

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 51206P109                    13G                  Page 4 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Clicher Capital Corporation
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                            552,900 shares of Common Stock
          NUMBER OF        -----------------------------------------------------
            SHARES                6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     -0- shares of Common Stock
             EACH          -----------------------------------------------------
          REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                             552,900 shares of Common Stock
                           -----------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                             -0- shares of Common Stock
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                552,900 shares of Common Stock
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.20% of the Common Stock

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 51206P109                    13G                  Page 5 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Waveland Capital Management, LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                            545,900 shares of Common Stock
          NUMBER OF        -----------------------------------------------------
            SHARES                6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     -0- shares of Common Stock
             EACH          -----------------------------------------------------
          REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                             545,900 shares of Common Stock
                           -----------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                             -0- shares of Common Stock
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                545,900 shares of Common Stock
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.13% of the Common Stock

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 51206P109                    13G                  Page 6 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Waveland Partners, Ltd.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                            545,900 shares of Common Stock
          NUMBER OF        -----------------------------------------------------
            SHARES                6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     -0- shares of Common Stock
             EACH          -----------------------------------------------------
          REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                             545,900 shares of Common Stock
                           -----------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                             -0- shares of Common Stock
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                545,900 shares of Common Stock
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.13% of the Common Stock

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 51206P109                    13G                  Page 7 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Waveland International, Ltd.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Cayman Islands
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                            545,900 shares of Common Stock
          NUMBER OF        -----------------------------------------------------
            SHARES                6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     -0- shares of Common Stock
             EACH          -----------------------------------------------------
          REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                             545,900 shares of Common Stock
                           -----------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                             -0- shares of Common Stock
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                545,900 shares of Common Stock
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.13% of the Common Stock

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.(a)      Name of Issuer:

                Lakes Gaming, Inc.

       (b)      Address of Issuer's Principal Executive Offices:

                130 Cheshire Lane, Minnetonka, Minnesota 55305

Item 2.(a)      Name of Person Filing:

                This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland Partners L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital"), Clincher Capital Corporation, an Illinois corporation ("Clincher"), Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

                Address of Principal Business Office or, if None, Residence:

       (b).     227 W. Monroe, Suite 4800, Chicago, Illinois 60606

       (c)      Citizenship:

                Waveland International, Ltd.                Cayman Islands
                Waveland Partners, L.P.                     Illinois
                Waveland Capital Management, L.P.           Illinois
                Clincher Corporation                        Illinois
                Waveland Capital Management, LLC            Illinois
                Waveland Partners, Ltd.                     Cayman Islands

       (d)      Title of Class of Securities:

                Common Stock, $.01 par value per share ("Common Stock")

       (e)      CUSIP Number:

                51206P109

Item 3.If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
         (e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g) [ ] An parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.Ownership.

       (a).  Amount Beneficially Owned:

             Waveland International has acquired 545,900 shares of Common Stock. Each of the other reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland International. Additionally, an account for which Waveland Capital serves as the investment advisor has acquired 7,000 shares of Common Stock (the "Managed Account Shares"). Thus, Waveland Capital and Clincher, Waveland Capital's general partner, may also be deemed to be a beneficial owner of the Managed Account Shares.

       (b).  Percent of Class:

             With respect to Waveland Capital and Clincher, 5.20% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

             With respect the reporting persons other than Waveland Capital and Clincher, 5.13% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c).   Number of shares as to which such person has:

              (i).    Sole power to vote or to direct the vote:

                      The reporting persons have the sole power to vote or direct the vote of 545,900 shares of Common Stock. Additionally, Waveland Capital and Clincher have the sole power to vote or direct the vote of the 7,000 Managed Account Shares.

             (ii).    Shared power to vote or to direct the vote:

                      None.

             (iii).   Sole power to dispose or to direct the disposition of:

                      The reporting persons have the sole power to dispose or to direct the disposition of 545,900 shares of Common Stock. Additionally, Waveland Capital and Clincher have the sole power to dispose or direct the disposition of the 7,000 Managed Account Shares.

             (iv).    Shared power to dispose or to direct the disposition of:

                      None.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of a Group.

             Not applicable.

Item 10.     Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2001

WAVELAND PARTNERS, L.P.
By:      Waveland Capital Management, L.P.
         Its: General Partner
         By:  Clincher Capital Corporation
              Its: General Partner

              By: /s/ David S. Richter
                 ----------------------------
                  David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P.
By:      Clincher Capital Corporation
         Its: General Partner

         By: /s/ David S. Richter
             -------------------------------
              David S. Richter, President

CLINCHER CAPITAL CORPORATION


By: /s/ David S. Richter
    ----------------------------------------
     David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC


By: /s/ David S. Richter
    ----------------------------------------
     David S. Richter, Manager

WAVELAND PARTNERS, LTD.


By: /s/ David S. Richter
    ----------------------------------------
     David S. Richter, Director

WAVELAND INTERNATIONAL, LTD.


By: /s/ David S. Richter
    ---------------------------------------
     David S. Richter, Director

                                                                Exhibit 99.1

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Lakes Gaming, Inc., a Minnesota corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: August 27, 2001

WAVELAND PARTNERS, L.P.
By:      Waveland Capital Management, L.P.
         Its: General Partner
         By:  Clincher Capital Corporation
              Its: General Partner

              By: /s/ David S. Richter
                  ----------------------------------
                  David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P.
By:      Clincher Capital Corporation
         Its: General Partner

         By: /s/ David S. Richter
             -------------------------------
              David S. Richter, President

CLINCHER CAPITAL CORPORATION


By: /s/ David S. Richter
   ----------------------------------------
     David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC


By: /s/ David S. Richter
   ----------------------------------------
     David S. Richter, Manager

WAVELAND PARTNERS, LTD.


By: /s/ David S. Richter
   ----------------------------------------
     David S. Richter, Director

WAVELAND INTERNATIONAL, LTD.


By: /s/ David S. Richter
   ----------------------------------------
     David S. Richter, Director